UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023
Commission File Number: 001-40277
OLINK HOLDING AB (PUBL)
(Exact Name of Registrant as Specified in its Charter)

Uppsala Science Park
SE-751 83
Uppsala, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On January 11, 2023, Olink Holding AB (publ) delivered a presentation at the 41st Annual JP Morgan Healthcare Conference, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit No.        Description

99.1                    Olink Holding AB (publ) Presentation, January 11, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLINK HOLDING AB (PUBL)

By: /s/ Jon Heimer
Name:Jon Heimer
Title: Chief Executive Officer
Date: January 11, 2023